UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)

(Amendment No. __)*

Check-Cap Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 2.40 per share
(Title of Class of Securities)

M2361E203
(CUSIP Number)

June 14, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐——Rule 13d-1(b)

☒——Rule 13d-1(c)

☐——Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2361E203	Page 2 of 6

1	NAMES OF REPORTING PERSONS
GREEN FROG INVESTMENTS INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,580,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,580,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,580,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.08%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. M2361E203	Page 3 of 6

1	NAMES OF REPORTING PERSONS
GIOTTO LEONARDO CLOVIS GRAVIER DE FILIPPI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
France and Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,580,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,580,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,580,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.08%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. M2361E203	Page 4 of 6

Item 1	(a) Name of Issuer:
Check-Cap Ltd.

(b)       Address of Issuer's Principal Executive Offices:
Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090, Mount Carmel, Israel

Item 2

(a) Name of Person Filing:	Giotto Leonardo Clovis Gravier de Filippi	Green Frog Investments Inc.
(b) Address of Principal Business Office:	Marjan Island Resort, Unit 217, Ras al Khaimah, UAE	PH Molon Tower, Piso 5 A, Calle Aquilino de la Guardia, El Dorado, Panama City, Panama
(c) Citizenship:	France and Italy	Panama

(d)       Title of Class of Securities:
Ordinary Shares, par value NIS 2.40 per share

(e)       CUSIP Number:
M2361E203

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);
(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);
(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J); or
(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution

CUSIP No. M2361E203	Page 5 of 6

Item 4	Ownership.[1]

(a)    Amount beneficially owned: 3,580,000
(b)     Percent of Class: 5.08%
(c)     Number of shares as to which such person has:

(i)  Sole power to vote or direct the vote: 3,580,000

(ii)  Shared power to vote: 0

(iii) Sole power to dispose or direct the disposition of: 3,580,000

(iv) Shared power to dispose or direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[1]
The Yakima Trust, a trust organized under the laws of New Zealand, owns 100% of the shares of Green Frog Investment, Inc.  Giotto Leonardo Clovis Gravier de Filippi, an individual, is the investment manager of Green Frog Investment, Inc. for United States securities law purposes. The information shown in response to this Item 4 is applicable to each of Green Frog Investment, Inc. and Mr. de Filippi.

CUSIP No. M2361E203	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2021

GREEN FROG INVESTMENTS, INC.

By:	/s/ Giotto Leonardo Clovis Gravier De Filippi
Name:	Giotto Leonardo Clovis Gravier De Filippi
Title:	Investment Manager

/s/ Giotto Leonardo Clovis Gravier De Filippi
Name:	Giotto Leonardo Clovis Gravier De Filippi